Executive Service Agreement

Coles Myer Ltd

ABN 11 004 089 936

and

Dawn Robertson

This executive service agreement

is made on 4 April 2002 between the following parties:

1. Coles Myer Ltd
ABN 11 004 089 936
of 800 Toorak Road,

Tooronga, Victoria 3146

Australia

(the Company)

2. Dawn Robertson

43 Deepwoods Lane,

Old Greenwich, CT 06870

United States of America

(the Executive)

Recitals

The Company has agreed to employ the Executive and the Executive has agreed to accept appointment as Managing Director, Myer Grace Bros, on the terms of this agreement effective from 1 June 2002.

The Executive has requested that the benefits provided under this agreement be given as consideration for her agreeing to be employed as Managing Director, Myer Grace Bros.

The parties agree

in consideration of the mutual promises contained in this agreement:

  Definitions and interpretation

    Definitions

    In this agreement:

    Base Salary means the salary specified in clause 5.2 of this agreement.

    Board means the Board of Directors of the Company.

    board or managerial office means the same as it does in section 9 of the Corporations Act.

    Business Day means a day on which trading banks are open for business in Victoria, other than a Saturday, Sunday or a public holiday.

    Cause means -

      becoming bankrupt or suspending payment or compounding with or assigning her estate for the benefit of her creditors;

      becoming of unsound mind or a person whose person or estate is liable to be dealt with under any law relating to mental health;

      failing to remedy a serious or persistent breach of this agreement within 14 days of receiving from the Company a written notice specifying the breach and requiring the Executive to remedy it;

      wilful commission by the Executive of any act involving dishonesty or fraud; or

      gross misconduct in the performance of the duty of the Executive to any Group Company that causes injury or is likely to cause injury to the Group or any Group Company.

    Group means the Company and all Group Companies.

    Group Company at a given time means a body corporate that is a "related body corporate" (as that expression is defined in the Corporations Act) of the Company at that time.

    Option Plan means the Coles Myer Ltd Executive Option Plan 2002 - Senior Executives.

    Share means a fully paid ordinary share in the capital of the Company.

    Termination Date means the date the Executive ceases to be employed by the Company.

    Interpretation

    In this agreement, headings are for convenience only and do not affect the interpretation of this agreement and, unless the context otherwise requires:

      a reference to termination of this agreement includes a reference to termination of the Executive's contract of employment;

      words importing the singular include the plural and vice versa;

      words importing a gender include any gender;

      other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

      a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

      a reference to a party to a document includes that party's successors and permitted assigns;

      a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws varying, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

      a reference to a document or agreement includes all amendments or supplements to, or replacements or novations of, that document or agreement; and

      terms defined in the Option Plan rules have the same meaning in this agreement.

  Appointment

    The Company appoints the Executive as its Managing Director, Myer Grace Bros and the Executive accepts that appointment as from 1 June 2002.

    The Company acknowledges and agrees that the benefits provided under this agreement and otherwise given in relation to her appointment are in consideration for the Executive agreeing to hold the position of Managing Director, Myer Grace Bros and any other board or managerial office and as such constitute an exempt benefit under section 200F of the Corporations Act.

    The Executive will be based in Melbourne but will be expected to travel on Company business to interstate and overseas locations. Any travel overseas for Company business purposes requires prior approval of the Company as to duration and timing.

  Term

  The appointment of the Executive pursuant to clause 2 will continue until terminated by either party in accordance with the terms set out in this agreement.

  Responsibility

    The Executive will:

      exercise the powers and perform the duties appropriate to her appointment as Managing Director, Myer Grace Bros and in all respects comply with the lawful directions given to her by the Company; and

      well and faithfully serve the Group and use her best endeavours to promote its interests and welfare.

  4.2 While the Executive is employed by the Company, the Executive must not be engaged, concerned or interested in any other business or hold any office or accept any appointment to serve on any board of directors without the prior written consent of the Chief Executive Officer and the Board, such consent not to be unreasonably withheld.

  For the purposes of clarity, the Executive is not prevented from:

  (a) holding shares in companies listed on any recognised stock exchange;

  (b) holding office as a director or trustee of any private family company or trust;

  (c) being involved in any cultural or civic organisations; or

  (d) with the approval of the Chief Executive Officer, engaging in any reasonable involvement in any professional body;

  where any such office or involvement does not detract from the Executive's performance of her duties to the Company.

  Remuneration

    Base Salary

    During the period that the Executive serves the Company under this agreement, the Company will pay the Executive the Base Salary, determined under this clause 5, by approximately equal monthly instalments, or as otherwise agreed between the parties.

    Base Salary

    The Base Salary for the period from the Executive's appointment is US$700,000 (gross) per annum. The Base Salary will be reviewed annually as part of the Company's Remuneration Policy. The Base Salary will not be reduced as a consequence of a review or otherwise. If the Base Salary is increased at any review, the increase will not be off-set against any other payments and/or benefits provided to the Executive under this agreement.

    Additional salary

      During the period that the Executive serves the Company under this agreement, the Company will pay the Executive additional salary of up to eighty percent (80%) of the Base Salary as given in clause 5.2 and which may be increased from time to time, payable by 15 November following the end of each Company financial year.

      The Company will pay in respect of the 2002 Company financial year US$185,000 (gross).

      The amount payable in each year following the 2002 Company financial year will be determined by satisfaction of key performance indicators. The Company will determine the key performance indicators for each Company financial year in or about July each year, in consultation with the Executive.

    Other Benefits

    In addition to the Base Salary, the Executive will also be entitled to:

      A relocation package by way of:

        payment or reimbursement of the out of pocket documented cost of moving to and from Australia, including moving or storing and insuring furniture and personal effects. The package is to include the cost of business class airfares to Australia and back to the United States of America (upon the termination of the Executive's employment with the Company) for the Executive and any immediate family residing with her at the time of travel and one additional business return airfare for a domestic support person;

        paid membership of a private Australian Health Fund for the Executive and any immediate family residing in Australia during the term of employment;

      (3) an allowance for reimbursement of taxation advice expenses of up to AUD $5,500 each year;

      (4) reimbursement of any United States motor vehicle lease cancellation fees and school tuition cancellation fees; and

      (5) Life and disability insurance which provides for a maximum payment of AUD $3,750,000 in the event of the Executive's death.

      Payment of:

        legal costs, fees and disbursements;

        real estate agent's fees;

        mortgage pre-payment penalty fees; and

        city and State tax stamps fees

      associated with the sale of the Executive's residential property in the United States of America and the legal, real estate and stamp duty costs associated with the purchase of a residential property in Australia.

      Provision of the use of two motor vehicles for the Executive and her spouse including all maintenance, registration, insurance, fuel and running costs up to an amount of AUD $100,000 inclusive of any taxation cost to the Company, for each year of service.

      Payment of the cost of a total of two return business class airline fares for the Executive and any family residing in Australia to the United States of America each year for use by the Executive and her family, plus one additional return business class airfare to the United States of America for the Executive's spouse.

    Except for the benefit in (c), payments of the above benefits will be made on presentation of invoices or, if applicable, tax invoices for GST purposes.

    Tax on Other Benefits

    If for any reason a payment made by the Company under clause 5.4 of this agreement is or will be treated as assessable income of the Executive under any Australian law relating to tax, the Company will pay to the Executive an additional amount so that, after withholding or deducting from that amount all tax paid or payable in respect of the payment and the additional amount, the balance remaining is equal to the amount of the payment.

    Other payments

    Subject to clause 5.7, on the dates specified below ("the payment dates") the Executive will be paid the following special payments provided the Executive is in the continued full time service of the Company:

      US$45,220 (gross) payable on commencement of this agreement in recognition of the 2003 long term bonus potential forfeited by the Executive upon her resignation from Federated Department Stores ;

      US$700,000 (gross) payable on the dates listed below in recognition of the retention bonus due to the Executive from Federated Department Stores in April 2003:

        as to US$350,000, on 1 June 2002; and

        as to US$350,000, on 1 June 2003,

      and

      US$500,000 (gross) payable on the dates listed below:

        as to US$300,000, on 1 June 2005; and

        as to US$200,000, on 1 June 2007.

    Payment of special payments on termination

  If the Executive's employment is terminated under clause 11.1(a) or 11.1(e) before any of the payment dates specified in clause 5.6, within 30 days of the Termination Date, the Company will pay the Executive those special payments which have not been paid but which would have been paid had the Executive continued in full time employment until 1 June 2005.

  Superannuation contributions

  The Company will make superannuation contributions in accordance with the superannuation guarantee charge legislation for the benefit of the Executive to the Coles Myer Superannuation Fund Accumulation Section provided that:

      the Executive may apply for an exemption for the Company from having to make superannuation contributions for the benefit of the Executive under the superannuation guarantee charge legislation; and

      in the event that such an exemption is obtained, the Company shall not make any such contributions.

  Share options

    The Executive is offered 2.5 million Options under the Option Plan. The Options will:

      have an exercise price of AUD $7.66;

      have an Initial Test FY of the financial year of the Company commencing 30 July 2001, notwithstanding the definition of Initial Test FY in the Option Plan.

    This clause is deemed to be the Offer Letter with respect to the Options referred to in clause 7.1. By signing this agreement the Executive accepts the offer of Options set out in clause 7.1 and agrees to be bound by the Option Plan rules.

  Expenses

  The Company will reimburse the Executive for reasonable out-of-pocket expenses incurred by the Executive on the business of the Company upon receipt of monthly expense reports and receipts, and, where applicable, tax invoices for GST purposes.

  Leave Entitlements

    The Executive is entitled to public holidays and long service leave in conformity with statutory entitlements and 20 working days annual leave per annum or such greater period as approved by the Company

    The Executive must take annual leave at a period or periods agreed between the Company and Executive.

    The Company does not apply a formal sick leave policy to senior executives, preferring to deal with absences on a case by case basis.

  Confidentiality and restrictions

    Executive's obligations of confidence

      Unless required by the Company or by law the Executive must:

        keep any Information secret and confidential;

        take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Information; and

        not disclose Information to any third party without first obtaining the written consent of the Company except in the ordinary and proper course of employment with the Company.

      In this clause, Information means any information in respect of the Company's business which is not in the public domain and includes, but is not limited to, any document, book, account, process, patent, specification, drawing, design or know-how which:

        comes to the notice of the Executive in the course of the Executive's employment; or

        is generated by the Executive in the course of performing the Executive's obligations.

    Restricted activities

    The Executive must not during employment under this agreement or at any time within the period of twelve months after the Termination Date, without the prior written consent of the Company:

      induce or attempt to induce any director, manager or employee of the Company to terminate his or her employment with the Group, whether or not that person would commit a breach of that person's contract of employment;

      employ or engage in any capacity any person who has been a director, manager, employee of or consultant to the Group during the previous twelve months of the Executive's employment who is or may be likely to be in possession of any confidential information or trade secrets relating to the business of the Group; and

      solicit or persuade any person who has dealt with the Group during the previous twelve months of the Executive's employment or is in the process of negotiating with the Company at the Termination Date, to cease doing business with the Company or reduce the amount of business which the person would normally do with the Group.

    Restraints

    The Executive must not during employment under this agreement or, during any period for which payment in lieu of notice is made but in any event for not less than twelve months after the Termination Date, without the prior written consent of the Company, be concerned in Australia in any general merchandise or apparel retailing business with sales turnover of greater than AUD $1 billion which operates in direct or indirect competition with the Company or a Group Company in Australia, whether solely or as a partner, agent, shareholder, adviser, consultant, officer or employee of any person, firm or corporation.

    Restraints reasonable

      The Executive and the Company consider the restraints contained in this clause to be reasonable and intend the restraints to operate to the maximum extent.

      If these restraints:

        are void as unreasonable for the protection of the interests of the Company; and

        would be valid if part of the wording was deleted or the period or area was reduced,

    the restraints will apply with the modifications necessary to make them effective.

    Restraints independent

    The restraints contained in this clause are separate, distinct and several, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

    Acknowledgments by Executive

    The Executive acknowledges that:

      the Executive will obtain Information concerning the business and finances of the Company and Group Companies including trade secrets and industrial processes;

      disclosure of Information could materially harm the Company;

      the restrictive covenants contained in this clause are reasonable and necessary for the protection of the goodwill of the Company;

      the remedy of damages may be inadequate to protect the interests of the Company and the Company is entitled to seek and obtain injunctive relief, or any other remedy, in any Court; and

      this clause will survive the termination of the Executive's employment with the Company in all circumstances including repudiation by the Company of the remainder of this agreement.

  Termination

    Termination by the Company

      The Company may terminate this agreement by giving the Executive:

        at any time prior to the expiration of three years after her appointment twelve months' written notice or payment in lieu of notice in addition to a payment equal to twelve months remuneration; or

        at any time thereafter twelve months' written notice or payment in lieu of notice .

      In addition, on termination with notice or payment in lieu of notice, the Company will pay the Executive:

        an amount in respect of any accrued leave entitlements up to the date of termination;

        if not already paid, under clause 5.3(a):

          a payment in respect of the previous Company financial year provided key performance indicators have been met; and

          a pro rata payment for the current Company financial year calculated as follows,

        A/B x C = pro rata payment

        Where:

        A = the number of business days which the Executive has worked in the current Company financial year;

        B = the number of business days in the current Company financial year; and

        C = the amount of additional salary paid to the Executive under clause 5.3(a) in the immediately previous Company financial year;

        and

        if not already paid, the amounts referred to in clause 5.6 in accordance with clause 5.7.

      Payment in lieu of notice will be calculated as follows:

        if the Company elects to pay the Executive in lieu of the whole notice period, such payment to be calculated on the basis of:

        (A) annual Base Salary; and

        (B) payment of the pro rata value of the benefits contained in clause 5.4(c) and (d).

        if the Company requires the Executive to work some but not all of the twelve month notice period (such period to be worked to be determined at the time that the Company notifies the Executive that she will be required to work for that part of the notice period) then the Executive will be paid an amount in respect of the part of the notice period not worked, such payment to be calculated on the basis of:

      (A) pro rata annual Base Salary; and

      (B) payment of the pro rata value of the benefits contained in clause 5.4(c) and (d).

      The Company may terminate this agreement immediately for Cause. Upon termination for Cause the Executive will not be entitled to any payments other than payments on account of pro rata Base Salary, the pro rata benefits contained in clauses 5.4(c) and (d) and any accrued leave entitlements up to the date of termination.

      The Company may terminate this agreement, if, at any time, in the reasonable opinion of an appropriately qualified medical health professional agreed between the Company and the Executive, the Executive becomes unable to perform her duties owing to her becoming totally incapacitated by ill health (mental or physical) or accident and, in the reasonable opinion of the Company determined in good faith, the incapacity has continued for a period of more than 3 consecutive months or for a period or periods aggregating more than 90 days in any 52 consecutive weeks. In these circumstances, at any time after the expiration of that period or those periods, the Company may terminate the Executive's employment by giving notice in writing with immediate effect. The Executive will be paid on termination:

        to the date of notice, payment of pro rata Base Salary;

        to the date of notice, payment of the pro rata value of the benefits contained in clause 5.4(c) and (d);

        if not already paid, under clause 5.3(a):

          a payment in respect of the previous Company financial year provided key performance indicators have been met; and

          a pro rata payment for the current Company financial year calculated as follows,

        A/B x C = pro rata payment

        Where:

        A = the number of business days which the Executive has worked in the current Company financial year;

        B = the number of business days in the current Company financial year; and

        C = the amount of additional salary paid to the Executive under clause 5.3(a) in the immediately previous Company financial year;

        and

        if not already paid, the amounts referred to in clause 5.6 in accordance with clause 5.7.

    Termination by Executive

    The Executive may terminate this agreement by giving twelve months' written notice to the Company. The Company may at its discretion:

      require the Executive to continue working through the notice period; or

      elect to make the termination effective immediately, in which case the Executive will be entitled on termination to:

        a payment in lieu of the whole twelve month notice period, such payment to be calculated on the basis of:

        (A) annual Base Salary;

        (B) payment of the pro rata value of the benefits contained in clauses 5.4(c) and (d); or

        require the Executive to work some but not all of the twelve month period (such period to be worked to be determined at the time that the Company notifies the Executive that she will be required to work for that part of the notice period) in which case the Executive will be entitled on termination to a payment in lieu of the unworked notice period, such payment to be calculated on the basis of:

    (A) pro-rata annual Base Salary; and

    (B) payment of the pro rata value of the benefits contained in clauses 5.4(c) and (d).

    Maximum payments

      If the amount that would, but for this provision, be payable to the Executive:

        under this agreement in connection with retirement from board or managerial offices in the Company and its related bodies corporate; and

        the value of all other payments made in connection with such retirement; but excluding any benefits to which section 200F of the Corporations Act applies,

    exceeds the maximum amount that could, because she is a person retiring from such board and managerial offices, be paid to her under section 200G of the Corporations Act, the amount payable to the Executive under this agreement will be reduced so that the aggregate value of all benefits given, paid or payable to the Executive in connection with retirement (excluding any benefits to which section 200F applies) is equal to that maximum amount.

    (b) Expressions used in clause 11.3(a) have their meanings as in Division 2 of Part 2D.2 of the Corporations Act.

    Obligations on termination

      On termination of this agreement, the Executive must return to the Company all tangible property of the Company or any Group Company including, but not limited to, all books, documents, computers, papers, materials, credit cards, cars and keys held by the Executive or under the Executive's control. For the avoidance of doubt the Company acknowledges that personal names and address lists or indexes are not considered tangible property of the Company or any Group Company.

      If at the Termination Date the Executive is a director of any Group Company, the Executive will resign from those directorships. The Executive irrevocably appoints the Company Secretary of the Company or any other person nominated by the Company as her attorney to provide the Executive's resignation on her behalf as a director.

  (c) On termination of this agreement, the Company must pay the amounts due under this agreement within 30 days of the Termination Date or such other period as agreed between the Executive and the Company.

  Company policies

    The Executive will abide by the Company policies on Equal Opportunity and Discrimination, Occupational Health and Safety and Email and Internet usage as varied from time to time. These policies do not, however, form part of the Executive's contract of employment.

    The Executive is required to read, sign and return with her acceptance of this agreement, the Conflict of Interest Declaration contained in the Coles Myer Code of Conduct booklet. The Executive is required to comply with the Coles Myer Code of Conduct.

  Taxes and other government levies

    Except with respect to the specific GST and FBT provisions set out in this agreement, the Executive is liable for all taxes payable in relation to Base Salary, Additional Salary, Other Payments and Termination Payments under or as a consequence of this agreement whether in Australia, the United States of America or elsewhere.

    As and when required by Australian law, the Company will deduct from any payment due to the Executive under this agreement or by virtue of the issue of any Options:

      tax instalments in US dollars at the appropriate Australian tax rate for individuals plus any levies and remit those deductions to the Australian Commissioner of Taxation;

      Company contributions to superannuation required by law to be made; and

      any other deductions required under the laws of Australia.

  General

    Notices

    Any notice or other communication to or by a party to this agreement:

      must be in legible writing addressed to the Company's business, or the Executive's last notified residential address, or as specified to the sender by notice; and

      is regarded as being given and received:

        if by delivery in person, when delivered to the addressee;

        if by post, two Business Days after the date of postage; or

        if by facsimile, when transmitted to the addressee.

    Governing law and jurisdiction

      This agreement is governed by the laws of Victoria.

      The parties irrevocably submit to the exclusive jurisdiction of the courts of Victoria.

    Prohibition, enforceability and severance

      Any provision of, or the application of any provision of, this agreement which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

      Any provision of, or the application of any provision of, this agreement which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

      If a clause is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this agreement.

    Waiver

      The failure of either party at any time to require performance by the other party of any provision of this agreement does not affect the party's right to require the performance at any time.

      The waiver by either party of a breach of any provision must not be held to be a waiver of any succeeding breach of the provision or a waiver of the provision itself.

    Confidentiality of this agreement

    The parties agree that the terms of this agreement are strictly confidential and may not be disclosed by either party, except:

      where required to be disclosed by compulsion of law, pursuant to the provisions of the Corporations Act or other applicable legislation or the listing rules of a recognised stock exchange upon which Company's shares are quoted; or

      to legal, taxation or other advisers; or

      by the Executive to members of her immediate family.

  Where either party may be required to disclose details relating to this agreement, the parties will, to the extent possible prior to such disclosure, in good faith meet to discuss and agree the form and content of that disclosure.

  Execution

The parties agree that this agreement may be validly executed in multiple parts and that the reproduction of signatures by way of a telecopy or facsimile device will be treated as though such reproductions were executed originals and each party undertakes to provide the other with a copy of the agreement bearing original signatures within a reasonable time after execution thereof.

Executed as an agreement:

Signed by Dawn Robertson

in the presence of:

Witness

Name (please print)

Signed for Coles Myer Ltd

by its representative

in the presence of:

Witness Representative

Name (please print) Name (please print)